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                    October 16, 2020

       Sue Veres Royal
       Cheif Executive Officer
       BeBop Channel Corp.
       90 State Street, Ste 700 Office 40
       Albany, NY 12207

                                                        Re: BeBop Channel Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 7,
2020
                                                            File No. 024-11307

       Dear Ms. Royal:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

       Amended Offering Statement on Form 1-A

       Financial Statements (Unaudited)
       Note 3. Preparer   s Statement, page 47

   1.                                                   Please remove the
preparer   s statement.
 Sue Veres Royal
FirstName LastNameSue
BeBop Channel  Corp. Veres Royal
Comapany
October 16,NameBeBop
            2020       Channel Corp.
October
Page 2 16, 2020 Page 2
FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services